Exhibit 99.1

News Release

For Immediate Release

Stantec signs letters of intent to acquire ABMB Engineers and PHB Group

Transportation and Architecture Groups Complement Existing Practice

EDMONTON, AB (April 26, 2012) TSX, NYSE:STN

North American design firm Stantec announced today that it has signed a letter of intent to acquire Louisiana-based ABMB Engineers, a 130-person transportation engineering firm. Stantec has also signed a letter of intent to acquire the assets of 35-person architecture and interior design firm PHB Group.

Founded in 1985, ABMB provides transportation, traffic, and infrastructure engineering, as well as intelligent transportation system design for a variety of clients, including the US Army Corps of Engineers, Departments of Transportation in Louisiana and Mississippi, Baton Rouge General Hospital, BlueCross/BlueShield, and numerous cities and counties. ABMB is based in Baton Rouge, with offices in New Orleans and in Jackson, Vicksburg, and Madison, Mississippi.

“ABMB has a reputation for innovation and thought leadership in transportation design which makes them a great fit with Stantec,” says Bob Gomes, Stantec president and CEO. “With ABMB as part of our team, we’ll continue to strengthen our US transportation practice and create a strong foundation for growth across the Gulf Coast region.”

Established in 1989, PHB Group has completed projects across Canada. In addition to providing architectural and interior design services, the firm offers a full range of pre-design services such as site selection studies, life safety studies, building condition reports, feasibility studies, master planning, programming, and project management services.

“PHB Group will be Stantec Architecture’s first architectural presence in Atlantic Canada,” says Leonard Castro, vice president responsible for Stantec’s architectural practice in Canada. “PHB Group’s services will complement our existing buildings engineering, geotechnical engineering, and environmental services presence in Newfoundland, greatly expanding Stantec’s services in the region.”

Stantec is one of North America’s largest full-service design firms, providing services in engineering, architecture, surveying environmental sciences and project management for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 11,000 employees operating out of more than 170 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN.

Cautionary note regarding forward-looking statements
This press release contains forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that a number of factors could cause actual future results to differ materially from the forward-looking statements made in this press release. These factors include, but are not limited to, the risk that the proposed transaction does not close when expected or at all or that the anticipated benefits of the transaction are not realized.

Media Contact Marti Mueller Stantec Media Relations Tel: (585) 766-8689 marti.mueller@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations Tel: (780) 969-3349 crystal.verbeek@stantec.com	ABMB Contact Michael McGaugh ABMB Managing Principal Tel: (225) 765-7400 mmcgaugh@abmb.com	PHB Group Contact Jo-Ann Bennett PHB Group Business Development Coordinator Tel : (709) 576-8612 jbennett@phbgroup.ca

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